UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

No.118 Connaught Road West, 3003-2

Hong Kong

Tel: +852 98232486

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Change of Directors

Resignation of Ms. Na Mi

On November 17, 2025, Ms. Na Mi notified 3 E Network Technology Group Ltd (the “Company”) her resignation as an independent director and the chair of the nominating and corporate governance committee, a member of compensation committee and audit committee of the Company, effective as of November 17, 2025.

Appointment of Ms. Fenfen Qi

Effective as of November 19, 2025, Ms. Fenfen Qi was appointed as an independent director, chair of the nominating and corporate governance committee, a member of compensation committee and audit committee of the Company by the existing members of the board of directors (the “Board”) of the Company pursuant to the Amended and Restated Memorandum and Articles of Association of the Company.

Ms. Fenfen Qi, aged 43, has extensive experience in art design and management. She has served as the chief operating officer of BigBeaver Tech Limited since August 2024, where she is responsible for design strategy, creative project oversight and operational management. From June 2015 to January 2019, Ms. Qi was a manager at Cangliang Information Technology Co., where she was responsible for brand strategy development, team management and oversight of design and user interface projects. Ms. Qi received a Ph.D. degree from Universiti Sains Malaysia in 2024, a master’s degree from South China Normal University in 2008 and a bachelor’s degree from Northwest Normal University in 2005.

Exhibit Index

Exhibit No.	Description
99.1	Director Offer Letter with Ms. Fenfen Qi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: November 21, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

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